2 September 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 370,000 Reed Elsevier PLC ordinary shares at a price of 800.9202p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 88,359,684 ordinary shares in treasury, and has 1,177,328,700 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 30,874,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 214,000 Reed Elsevier NV ordinary shares at a price of €13.8963 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 54,481,493 ordinary shares in treasury, and has 677,876,358 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 17,868,406 shares.